Exhibit 99.1

COSTAMARE INC. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2014

ATHENS, GREECE – March 5, 2015 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company's website, www.costamare.com, in the “Investors” section under “Annual Reports”.

Stockholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2014 audited financial statements, free of charge by contacting the Company’s Investor Relations Advisor at:

Gus Okwu
Allison+Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 41 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 447,000 TEU, including nine newbuild containerships on order. Thirteen of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock and Series C Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B” and “CMRE PR C”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison+Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com